                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                               Pharmos Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    717139307
                      -------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 22, 2006
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 717139307                     13D                          PAGE 2 of 7

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                               ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]

                                                             (b)   [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF-OO-AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR  2(e)

                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,442,857
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        352,178
           NUMBER OF            ------------------------------------------------
            SHARES              9       SOLE DISPOSITIVE POWER
         BENEFICIALLY
           OWNED BY                     1,442,857
             EACH               ------------------------------------------------
           REPORTING            10      SHARED DISPOSITIVE POWER
            PERSON
             WITH                       352,178
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,795,035
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN-IA-OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 7

INTRODUCTION

This constitutes Amendment No. 1 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated April 3, 2006, as amended (the "Statement"), relating to the common stock, par value $0.03 per share (the "Shares") of Pharmos Corporation (the "Company"). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is an advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). The Trust Agreement is hereby incorporated by reference to the Schedule 13D filed by Mr. Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.1. Mr. Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares Mr. Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The amount of funds used for the purchase of the Shares in Trust A-4 was $841,004.56.

Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. The Operating Agreement is hereby incorporated by reference to the Schedule 13D filed by Mr. Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.2. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership"), dated December 11, 1996. The Milfam II Partnership is hereby incorporated by reference to the Schedule 13D filed by the Reporting Person in Stamps.com Inc. on April 30, 2002 as Exhibit 99.4. All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,030,309.87.

All of the Shares purchased by Mr. Miller on his own behalf, were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $24,500.00.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

On March 15, 2006, the Company filed a Form 8-K with the SEC to disclose that on March 14, 2006, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vela Pharmaceuticals Inc. ("Vela") and Vela Acquisition Corporation, a wholly owned subsidiary of the Company ("Sub"). The Form 8-K discloses that at the closing of the Merger Agreement, the Company proposes to issue 11,500,000 initial shares of the Company's common stock as merger consideration. Vela will also receive cash consideration at the closing in the amount of $5 million in payment of certain indebtedness and liabilities. As described in the Form 8-K, the Merger Agreement further provides that if certain milestones are achieved, the Company may be required to issue up to an additional 8,000,000 shares of common stock.

Based on the announcement of the Merger Agreement and on the information management has made available to date in connection with the merger with Vela (the "Merger"), Mr. Miller currently opposes the Merger and intends to vote against the issuance of shares in the Merger. Mr. Miller opposes the Merger, in part, because he believes that the initial issuance and subsequent contingent issuances of common stock if certain milestones are achieved, as well as payment of cash consideration in connection with the Merger, would be unduly dilutive to existing shareholders. Mr. Miller further believes that the Company should not issue shares in the Merger at this time based upon the current value of the common stock.

On May 25, 2006, Mr. Miller filed with the Securities and Exchange Commission (the "SEC") a preliminary proxy statement (the "Proxy Statement"), which described his concerns regarding the Merger and also nominated himself, Dr. Raymond E. McKee and Dr. Gerard Soula for election to the Pharmos Board of Directors. On or about June 22, 2006, Mr. Miller will file a revised preliminary proxy statement for the special meeting of shareholders, restating his opposition to the Merger.

Mr. Miller has acquired additional shares of common stock of the Company since filing his original Schedule 13D, dated April 13, 2006. This amendment reflects an increase of approximately 1.0% in Mr. Miller's beneficial ownership of Pharmos common stock since the filing of the original 13D. Currently Mr. Miller intends to vote all of his shares at the Special Meeting against the Merger and at the annual meeting in favor of the election of himself, Dr. McKee and Dr. Soula to the Company's Board of Directors.

Mr. Miller has also been purchasing shares in the Company in the ordinary course of his business as an investor. Except as described above in this Item 4 and herein, Mr. Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of
Item 4 of Schedule 13D. However, Mr. Miller reserves the right to change plans and take any and all actions that he may deem appropriate to maximize the value of his investments, including, among other things, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking additional actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Lloyd I. Miller, III, has publicly stated his opposition to the proposed Merger and his intention to seek election to the Board of Directors of Pharmos, and thus, may be deemed to hold Shares of Pharmos common stock with the purpose or effect of changing or influencing control of the Company. However, Mr. Miller does not concede that he holds Shares of Pharmos common stock with such a purpose or effect. Mr. Miller maintains independent discretion with respect to individual investment and voting decisions.

Additionally, based on the preliminary proxy statement filed with the SEC on May 25, 2006, stating that Mr. Miller, Dr. McKee and Dr. Soula each intend to vote their Shares against the proposed Merger, it could be alleged that a "group" has been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Although Mr. Miller does not concede that such a "group" has been formed, this filing is being made in the interest of providing additional disclosure under the Exchange Act.

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                                                                     Page 5 of 7

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,795,035 Shares of the Company (9.4% of the Shares on the date hereof, based on 19,065,783 Shares pursuant to the Company's quarterly report on Form 10Q for the period ending March 31, 2006, filed on May 12, 2006).

As of the date hereof, 352,178 of such beneficially owned Shares are owned of record by Trust A-4; 1,432,857 of such beneficially owned Shares are owned of record by Milfam II L.P.; and 10,000 Shares are beneficially owned of record by Mr. Miller directly.

(b) Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Mr. Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P. and Miller directly.

(c) The following table details the transactions effected by Mr. Miller since the filing of the Statement on Schedule 13D, filed on April 3, 2006.

                                 MILFAM II L.P.

DATE OF TRANSACTION          NUMBER OF SHARES PURCHASED      PRICE PER SHARE
------------------           --------------------------      ---------------
   May  1, 2006                        325                     $    2.41
   May 10, 2006                     20,000                     $    2.45
   May 12, 2006                      3,497                     $    2.33
   May 15, 2006                     49,113                     $  2.2872
   May 22, 2006                     12,894                     $    2.10
   May 23, 2006                      4,496                     $    2.10
   May 24, 2006                      9,108                     $    2.02
   May 30, 2006                      3,648                     $    2.26
   May 31, 2006                      1,900                     $    2.26
  June  6, 2006                      9,814                     $   2.309
  June  7, 2006                      1,034                     $    2.32
  June  8, 2006                      6,966                     $    2.32
  June 13, 2006                     19,000                     $    2.30
  June 14, 2006                      3,200                     $    2.26
  June 15, 2006                     13,263                     $    2.30
  June 16, 2006                      3,580                     $    2.30
  June 19, 2006                     14,068                     $  2.2783
  June 20, 2006                      9,152                     $    2.26

                              LLOYD I. MILLER, III

DATE OF TRANSACTION          NUMBER OF SHARES PURCHASED      PRICE PER SHARE
------------------           --------------------------      ---------------
  May 10, 2006                          1,506                    $2.45
  May 11, 2006                          8,494                    $2.45

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The filing of this Schedule 13D shall not be deemed an admission that Mr. Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange of Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

Other than as described above, to the knowledge of the persons named in Item 2, there are no contracts, arrangements, understandings or relationship (legal or otherwise) between the persons named in Item 2 and between such persons and any person with respect to the securities of Pharmos Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2006

                                         /s/ Lloyd I. Miller, III
                                   -------------------------------------------
                                            Lloyd I. Miller, III